UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Continental Building Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

211171 103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 211171 103	13G	Page 1 of 7 Pages

1.	NAMES OF REPORTING PERSONS LSF8 Gypsum Holdings, L.P., a Delaware limited partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,489,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,489,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,489,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.0%[1]
12.	TYPE OF REPORTING PERSON PN

[1]	Based upon 44,069,000 shares of common stock, par value $0.001 per share (“Common Stock”), of Continental Building Products, Inc. (the “Issuer”), outstanding as of November 19, 2014, as reported in the Issuer’s Final Prospectus (Registration No. 333-199897) filed with the Securities and Exchange Commission (the “SEC”) on November 21, 2014 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 211171 103	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS John P. Grayken
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,489,250
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,489,250
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,489,250
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 51.0%[2]
12.	TYPE OF REPORTING PERSON IN

[2]	Based upon 44,069,000 shares of Common Stock outstanding as of November 19, 2014, as reported in the Issuer’s Final Prospectus (Registration No. 333-199897) filed with the SEC on November 21, 2014 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 211171 103	13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

Continental Building Products, Inc., a Delaware corporation (“Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12950 Worldgate Drive, Suite 700, Herndon, Virginia 20170.

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed jointly by:
(1) LSF8 Gypsum Holdings, L.P. (“Gypsum”)
(2) John P. Grayken

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(1)	The principal business address of Gypsum is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.

(2)	The principal business address of Mr. John P. Grayken is Pyrford Court, Pyrford Common Road, Woking, Surrey, GU22 8UB, England, United Kingdom.

Item 2(c).	Citizenship:

(1)	Gypsum is a Delaware limited partnership.

(2)	Mr. John P. Grayken is an Irish citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

211171 103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G).

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 211171 103	13G	Page 4 of 7 Pages

(j)	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not Applicable.

Item 4.	Ownership.

The 22,489,250 shares of Common Stock reported on this Schedule 13G are held directly by Gypsum. Mr. John P. Grayken controls and is the sole shareholder of Lone Star Management Co. VIII, Ltd., a Bermuda exempted limited company (“Management”), which controls and is the general partner of Lone Star Partners VIII, L.P., a Bermuda limited partnership (“Partners”), which controls and is the general partner of LSF VIII International Finance, L.P., a Delaware limited partnership (“International Finance”), which controls Gypsum. For purposes of this Schedule 13G, the “Lone Star Entities” collectively refer to Gypsum, International Finance, Partners and Management.

Mr. John P. Grayken, who in various capacities is related to the Lone Star Entities, including as sole shareholder of Management, may be deemed to share beneficial ownership of the Common Stock owned by Gypsum.

(a)	Amount beneficially owned:

Gypsum is the beneficial owner of 22,489,250 shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 22,489,250 shares of Common Stock.

(b)	Percent of class:[3]

Gypsum is the beneficial owner of 51.0% of the outstanding shares of Common Stock; and

Mr. John P. Grayken is the beneficial owner of 51.0% of the outstanding shares of Common Stock.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Gypsum has the sole power to vote or to direct the vote over 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to vote or to direct the vote over 0 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote:

Gypsum has the shared power to vote or to direct the vote over 22,489,250 shares of Common Stock; and

Mr. John P. Grayken has the shared power to vote or to direct the vote over 22,489,250 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of:

Gypsum has the sole power to dispose or to direct the disposition of 0 shares of Common Stock; and

Mr. John P. Grayken has the sole power to dispose or to direct the disposition of 0 shares of Common Stock.

[3]	Based upon 44,069,000 shares of Common Stock outstanding as of November 19, 2014, as reported in the Issuer’s Final Prospectus (Registration No. 333-199897) filed with the SEC on November 21, 2014 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 211171 103	13G	Page 5 of 7 Pages

(iv)	Shared power to dispose or to direct the disposition of:

Gypsum has the shared power to dispose or to direct the disposition of 22,489,250 shares of Common Stock; and

Mr. John P. Grayken has the shared power to dispose or to direct the disposition of 22,489,250 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The right to receive dividends in respect of, or the proceeds from the sale of, the 22,489,250 shares of Common Stock held of record by Gypsum is governed by the limited partnership agreement of Gypsum.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 211171 103	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LSF8 GYPSUM HOLDINGS, L.P.

By:	LSF8 GenPar, LLC, its general partner

	By:	/s/ Kyle Volluz	February 6, 2015
	Name:	Kyle Volluz
	Title:	Vice President

JOHN P. GRAYKEN

By:	/s/ Michael D. Thomson		February 6, 2015
Name:	Michael D. Thomson
Title:	Attorney-in-Fact for John P. Grayken

CUSIP No. 211171 103	13G	Page 7 of 7 Pages

Exhibit No.	Description

24.1	Power-of-Attorney granted by John P. Grayken in favor of Michael D. Thomson, dated January 22, 2014.

99.1	Joint Filing Agreement, dated February 5, 2015.